                                Management Report

The annual report, including the consolidated financial statements, is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 1 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant, and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for final approval of the annual consolidated financial statements. The Board has appointed an Audit Committee comprising three Directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities, reviews the consolidated financial statements and the Auditors' Report, and examines other auditing and accounting matters. The Audit Committee has reviewed the audited consolidated financial statements with management, including a discussion of the quality of the accounting principles as applied and significant judgements affecting the Company's consolidated financial statements. The Audit Committee has discussed with the external auditors the external auditors' judgements of the quality of those principles as applied and judgements noted above. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders' auditors, Ernst & Young LLP, Chartered Accountants. The Auditors' Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee, with or without management being present.

/s/ Tony Franceschini                                 /s/ Don Wilson
-----------------------------                         --------------------------
Tony Franceschini P.Eng.                              Don Wilson CA
President & CEO                                       Vice President & CFO
February 20, 2004                                     February 20, 2004

Stantec Inc. 2003 Annual Report

                                Auditors' Report

To the Shareholders of
STANTEC INC.

We have audited the consolidated balance sheets of STANTEC INC. as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

[ERNST & YOUNG LLP]
CHARTERED ACCOUNTANTS
Edmonton, Canada
February 20, 2004

                                                 Stantec Inc. 2003 Annual Report

                           Consolidated Balance Sheets

As at December 31                                   2003      2002
(in thousands of dollars)                            $         $
-------------------------                           ----     -------
                                                             restated
                                                             [note 2]
ASSETS [note]
Current
Cash and cash equivalents                             7,343   29,202
Accounts receivable                                  87,101   85,940
Costs and estimated earnings in excess of billings   67,094   35,752
Income taxes recoverable                              6,921      807
Prepaid expenses                                      3,246    3,362
Future income tax assets [note 13]                    5,924    8,198
                                                    -------  -------
                                                    177,629  163,261
Property and equipment [note 4]                      67,670   51,747
Investment in associated companies                    1,844    1,264
Investments - other                                   1,137    1,471
Goodwill [note 5]                                    69,696   72,423
Intangible assets [notes 6]                           5,112    4,817
Future income tax assets [note 13]                    3,487    4,018
                                                    -------  -------
                                                    326,575  299,001
                                                    =======  =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness [note 7]                           17,151        -
Accounts payable and accrued liabilities             70,255   57,413
Billings in excess of costs and estimated earnings   16,882   12,706
Current portion of long-term debt [note 8]           13,416   20,526
Future income tax liabilities [note 13]              10,802    8,650
                                                    -------  -------
                                                    128,506   99,295
Long-term debt [note 8]                              31,159   41,730
Future income tax liabilities [note 13]               6,382    6,550
                                                    -------  -------
                                                    166,047  147,575
                                                    -------  -------
Commitments and contingencies [notes 9 and 10]
Shareholders' equity
Share capital [note 11]                              84,281   83,973
Contributed surplus [note 11]                         1,842    1,247
Cumulative translation account [note 12]            (13,861)   1,966
Retained earnings                                    88,266   64,240
                                                    -------  -------
                                                    160,528  151,426
                                                    -------  -------
                                                    326,575  299,001
                                                    =======  =======

See accompanying notes
On behalf of the Board:

/s/ Ronald P. Triffo                                    /s/ Tony Franceschini
---------------------------                             ------------------------
Director                                                Director
Ronald P. Triffo                                        Tony Franceschini

Stantec Inc. 2003 Annual Report

                             Consolidated Statements
                         of Income and Retained Earnings

Years ended December 31                                          2003          2002
(in thousands of dollars)                                         $             $
-------------------------                                        ----      --------
                                                                           restated
                                                                           [note 2]
INCOME
Gross revenue                                                     459,942   428,456
Less subconsultant costs and other direct expenses                 68,546    63,308
                                                                 --------  --------
NET REVENUE                                                       391,396   365,148
Direct payroll costs                                              183,471   173,609
                                                                 --------  --------
GROSS MARGIN                                                      207,925   191,539
Administrative and marketing expenses                             154,788   145,515
Depreciation of property and equipment                              9,912     9,502
Amortization of intangible assets                                     925     1,079
Net interest expense [note 8]                                       2,637     2,630
Foreign exchange losses                                               615        73
Share of income from associated companies                            (580)     (355)
                                                                 --------  --------
INCOME BEFORE INCOME TAXES                                         39,628    33,095
                                                                 --------  --------
INCOME TAXES [note 13]
Current                                                            10,050    12,949
Future                                                              4,508       (46)
                                                                 --------  --------
                                                                   14,558    12,903
                                                                 --------  --------

NET INCOME FOR THE YEAR                                            25,070    20,192
                                                                 ========  ========
RETAINED EARNINGS,BEGINNING OF THE YEAR, AS PREVIOUSLY REPORTED    64,905    44,701
Prior period adjustment [note 2]                                     (665)      (11)
                                                                 --------  --------
RETAINED EARNINGS,BEGINNING OF THE YEAR, AS RESTATED               64,240    44,690
Net income for the year                                            25,070    20,192
Shares repurchased [note 11]                                       (1,044)     (642)
                                                                 --------  --------
RETAINED EARNINGS,END OF THE YEAR                                  88,266    64,240
                                                                 ========  ========
EARNINGS PER SHARE [notes 2 and 14]
Basic                                                                1.37      1.12
Diluted                                                              1.31      1.07

See accompanying notes

                                                 Stantec Inc. 2003 Annual Report

                             Consolidated Statements
                                  of Cash Flows

Years ended December 31                                  2003       2002
(in thousands of dollars)                                 $          $
-------------------------                               --------  --------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients                               465,114   437,354
Cash paid to suppliers                                  (156,460) (128,148)
Cash paid to employees                                  (274,444) (257,667)
Dividends from equity investments                              -       175

Interest received                                          2,710     3,970
Interest paid                                             (4,462)   (6,122)
Income taxes paid                                        (15,565)  (13,453)
                                                        --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES [note 15]            16,893    36,109
                                                        --------  --------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired and
 bank indebtedness assumed [note 3]                       (6,046)  (17,409)
Cash of joint venture held for sale [note 16]               (369)        -
Proceeds on disposition of investments                       195     2,158
Proceeds on disposition of subsidiary                          -     1,856
Purchase of property and equipment                       (28,713)  (17,444)
Proceeds on disposition of property and equipment          1,444     1,612
                                                        --------  --------
CASH FLOWS USED IN INVESTING ACTIVITIES                  (33,489)  (29,227)
                                                        --------  --------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt                              (20,592)  (18,619)
Proceeds from long-term borrowings                             -    30,540
Repurchase of shares for cancellation [note 11]           (1,392)     (880)
Proceeds from issue of share capital                         651    18,484
                                                        --------  --------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES           (21,333)   29,525
                                                        --------  --------

Foreign exchange loss on cash held in foreign currency    (1,081)      (60)
                                                        --------  --------

NET INCREASE (DECREASE) IN CASH                          (39,010)   36,347
Cash, beginning of the year                               29,202    (7,145)
                                                        --------  --------
CASH,END OF THE YEAR                                      (9,808)   29,202
                                                        ========  ========

CASH CONSISTS OF
Cash and cash equivalents                                  7,343    29,202
Bank indebtedness                                        (17,151)        -
                                                        --------  --------
                                                          (9,808)   29,202
                                                        ========  ========

See accompanying notes

Stantec Inc. 2003 Annual Report

                              Notes to Consolidated
                              Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STANTEC INC. ("the Company") is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, and project economics.

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates included in the preparation of these consolidated financial statements include the percentage of completion of fixed fee and variable fee with ceiling contracts, provisions for losses on incomplete contracts, allowances for doubtful accounts receivable, the provision for legal claims, the fair value of stock-based awards, the fair value of identifiable intangible assets acquired in business acquisitions, and the future cash flows used to estimate the fair value of reporting units for goodwill impairment purposes. Actual results may differ from these estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiary companies, all of which are wholly owned. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of the entities.

INVESTMENTS

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company's investment at original cost plus its share of earnings (losses) net of dividends received.

Other investments are recorded at cost. When a loss in value of such investments occurs that is other than temporary, the investment is written down to recognize the loss.

FOREIGN CURRENCY TRANSLATION

Transactions denominated in a foreign currency and the financial statements of foreign subsidiaries (excluding US-based subsidiaries) included in the consolidated financial statements are translated as follows: monetary items at the rate of exchange in effect at the balance sheet date; non-monetary items at historical exchange rates; and revenue and expense items (except depreciation and amortization, which are translated at historical exchange rates) at the average exchange rate for the year. Any resulting gains or losses are included in income in the year incurred.

                                                 Stantec Inc. 2003 Annual Report

Effective January 1, 2002, the Company's US-based subsidiaries were designated as self-sustaining operations due to a change in the financial and operational independence of the operating subsidiaries. As a result, the foreign currency translation method used for the financial statements of the subsidiaries included in the consolidated financial statements was changed from the temporal method, as described above for foreign subsidiaries excluding US-based subsidiaries, to the current method. Under the current method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the year. The resulting exchange gains and losses are deferred and included as a separate component of shareholders' equity in the cumulative translation account.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, costs and estimated earnings in excess of billings, accounts payable and accrued liabilities, and billings in excess of costs and estimated earnings approximate their fair values because of the short-term maturity of those instruments. The carrying amount of bank indebtedness approximates fair value because the applicable interest rate is based on variable reference rates or is fixed for a short term. The carrying values of other financial assets and financial liabilities approximate fair values except as otherwise disclosed in the financial statements.

CASH AND CASH EQUIVALENTS

Cash equivalents include all investments with initial maturities of three months or less. Such investments are carried at the lower of cost or market value.

CREDIT RISK

Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, and costs and estimated earnings in excess of billings. The Company maintains an allowance for estimated credit losses. The Company provides services to diverse clients in various industries and sectors of the economy, and our credit risk is not concentrated in any particular client, industr y, economic, or geographic sector.

EMPLOYEE BENEFIT PLANS

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such contributions as an expense in the period that the contributions are made. The Company does not provide postemployment or postretirement benefits.

REVENUE RECOGNITION

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company's gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue from fixed fee and variable fee with ceiling contracts is recognized using the percentage of completion method on a cost-to-cost basis. Contract revenue is recognized on the ratio of contract costs incurred to total estimated costs. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time and material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed. Costs and estimated earnings in excess of billings represents work in progress recognized as revenue but not yet invoiced to clients. Billings in excess of costs and estimated earnings represents amounts that have been invoiced to clients but not yet recognized as revenue.

Stantec Inc. 2003 Annual Report

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment           20% - 30%   declining balance
Business information system                 straight-line over 5 years
Office equipment                20% - 30%   declining balance
Automotive equipment                  30%   declining balance
Leasehold improvements                      straight-line over term of lease
                                                plus one renewal period to a
                                                maximum of 15 years
Buildings                         4% - 5%   declining balance

GOODWILL AND INTANGIBLE ASSETS

The cost of intangible assets is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis. The Company's policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over the estimated contractual lives, generally less than one year. Other intangible assets include technology and non-compete agreements, which are being amortized over estimated lives of one to three years. Goodwill is not amortized but is evaluated annually for impairment by comparing the fair value of the reporting unit, determined on a discounted after-tax cash flow basis, to the carrying value. An impairment loss would be recognized if the carrying value of the goodwill exceeds its fair value.

INCOME TAXES

The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when these differences are expected to reverse.

NON-INTEREST BEARING DEBT

Non-interest bearing debt is carried at its present value using discount rates based on the bank prime rate prevailing at the time the debt was issued. The discount is applied over the term of the debt and is charged to interest expense.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments. As permitted by these recommendations, the Company adopted the new standards prospectively for new awards granted on or after January 1, 2002. In years prior to January 1, 2002, the Company recognized no compensation expense when shares or stock options were issued.

The Company has one share option plan, which is more fully described in note 11, and accounts for grants under the plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the shares issued upon the exercise of options and the number of shares obtainable under this

                                                 Stantec Inc. 2003 Annual Report
computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

2. PRIOR PERIOD ADJUSTMENT

During 2003, the Company determined, with the assistance of an independent valuator, that intangible assets acquired in post June 30, 2001, acquisitions had not been properly identified and valued in the purchase allocation. As a result, a portion of goodwill for these acquisitions has been allocated to identifiable intangible assets (contract backlog, client relationships, technology, and non-compete agreements). The adjustment has been made retroactively and results in the following changes to previously reported financial information:

                                                              2002      2001
(in thousands of dollars)                                      $         $
-------------------------                                    -----    --------
BALANCE SHEETS                                               increase/(decrease)
Goodwill                                                      (3,587)   (437)
Intangible assets                                              4,817     709
Future income tax liabilities - current                          342      59
Future income tax liabilities - non-current                    1,553     224
Retained earnings, beginning of year                             (11)      -
Retained earnings, end of year                                  (665)    (11)
                                                              ======  ======

                                                                 2002      2001
(in thousands of dollars, except earnings per share amounts)      $          $
------------------------------------------------------------     ----      -----
STATEMENTS OF INCOME                                            increase/(decrease)
Amortization of intangible assets                                 1,079      18
Income before income taxes                                       (1,079)    (18)
Income taxes                                                       (425)     (7)
Net income for the year                                            (654)    (11)

Earnings per share - basic                                        (0.04)   0.00
Earnings per share - diluted                                      (0.04)  (0.01)
                                                                 ======  ======

The effect of the adjustment for 2003 was to reduce income before income taxes by $925,000, reduce income tax expense by $346,000, and reduce net income by $579,000.

3. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. In the case of some acquisitions, additional consideration may be payable based on future performance parameters. As at December 31, 2003, the maximum contingent consideration that may be payable in 2004 and future years is approximately $1,168,000. Such additional consideration is recorded as additional goodwill in the period in which confirmation of the consideration to be paid is known.

During 2003, the Company acquired the shares and businesses of APAI Architecture Inc. and Mandalian Enterprises Limited ( January 2, 2003) and of Ecological Services Group Inc. (May 30,

Stantec Inc. 2003 Annual Report

2003) for consideration consisting of cash and promissory notes and the net assets and businesses of Optimum Energy Management Incorporated (October 31,
2003) and Inner Dimension Design Associates Inc. (November 28, 2003) for cash consideration. The Company also paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and adjusted the purchase price on The Pentacore Family Group of Companies (2001), English Harper Reta Architects (2002), Site Consultants, Inc. (2002), Beak International Incorporated (2002), GeoViro Engineering Ltd. (2002), McCartan Consulting Ltd. (2002), and The RPA Group (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

During 2002, the Company acquired the shares and businesses of McCartan Consulting Ltd. (January 2, 2002); Webster & Simmonds Surveying Ltd. (February 14, 2002); Cosburn Patterson Mather Limited (February 26, 2002); GKO Engineering (March 30, 2002); M.R.S.F.M. Holdings Ltd., operating as Graeme & Murray Consultants Ltd., (April 12, 2002); GeoViro Engineering Ltd.(May 12, 2002); English Harper Reta Architects ( June 14, 2002); Site Consultants, Inc. ( June 14, 2002); The RPA Group (July 19, 2002); and Beak International Incorporated (October 25, 2002). The Company also paid additional contingent consideration in connection with the DSAtlantic Corporation (2000) acquisition and reduced the purchase price on the Eckhoff, Watson and Preator Engineering, Inc. (2000) and The Pentacore Family Group of Companies (2001) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

                                                 2003     2002
(in thousands of dollars)                         $         $
Cash consideration                                4,300   17,736
Share consideration                                   -    3,712
Promissory notes                                  3,375   17,356
                                                -------  -------
PURCHASE PRICE                                    7,675   38,804
                                                =======  =======
ASSETS AND LIABILITIES ACQUIRED AT FAIR VALUES
Cash acquired (bank indebtedness assumed)        (1,746)     327
Non-cash working capital                          3,578   13,859
Property and equipment                            1,337    3,498
Investments - other                                  44        -
Goodwill                                          3,848   24,533
Intangible assets                                 1,344    5,187
Long-term debt                                     (646)  (8,104)
Future income taxes                                 (84)    (496)
                                                -------  -------
NET ASSETS ACQUIRED                               7,675   38,804
                                                =======  =======

Of the goodwill, $3,816,000 (2002 - $24,533,000) is non-deductible for income tax purposes. All of the goodwill is attributable to the Consulting Services reportable segment [note 17].

                                                 Stantec Inc. 2003 Annual Report

4. PROPERTY AND EQUIPMENT

                                             2003                    2002
                                          ACCUMULATED             Accumulated
                                  COST    DEPRECIATION   Cost     Depreciation
(in thousands of dollars)          $           $            $          $
-------------------------       ------       -----       -----    ------------
Engineering equipment            27,261      12,257      24,887      12,204
Business information system       7,223         328         181           -
Office equipment                 17,654       6,017      16,620       4,983
Automotive equipment              3,406       1,850       3,842       2,090
Leasehold improvements            6,570       1,386       6,485       1,506
Buildings                        27,191       1,553      20,131       1,535
Land                              1,756           -       1,919           -
                                 ------      ------      ------      ------
                                 91,061      23,391      74,065      22,318
                                 ------      ------      ------      ------
NET BOOK VALUE                         67,670                  51,747
                                       ======                  ======

Included in buildings is a building under construction in the amount of $8,942,000 (2002 - $248,000) on which depreciation has not started.

5. GOODWILL

                                                      2003    2002
(in thousands of dollars)                              $        $
-------------------------                            -------  -------
Goodwill, beginning of year, as originally reported   76,010   47,365
Prior period adjustment [note 2]                      (3,587)    (437)
                                                     -------  -------
Goodwill, beginning of year, as restated              72,423   46,928
Current year acquisitions                              5,047   22,877
Additional purchase price payments                       925    1,546
Other purchase price adjustments                      (2,124)     110
Disposition of subsidiary                                  -     (529)
Impact of foreign exchange on goodwill balances       (6,575)   1,491
                                                     -------  -------
GOODWILL,END OF YEAR                                  69,696   72,423
                                                     =======  =======

6. INTANGIBLE ASSETS

                                         2003                           2002
                            ---------------------------  -----------------------------
                            GROSS CARRYING  ACCUMULATED  Gross Carrying    Accumulated
                               AMOUNT       AMORTIZATION     Amount        Amortization
(in thousands of dollars)         $              $            $                 $
------------------------    -------------- ------------  ----------------- -----------
Client relationships            5,626           691         4,979                272
Contract backlog                  905           901           870                816
Other intangible assets           266            93            66                 10
                                -----         -----         -----              -----
                                6,797         1,685         5,915              1,098
                                -----         -----         -----              -----
CARRYING AMOUNT                        5,112                            4,817
                                       =====                            =====

Stantec Inc. 2003 Annual Report

7. BANK INDEBTEDNESS

The Company has a revolving credit facility in the amount of $20 million (for the period October 15, 2003, through February 28, 2004 - $50 million) to support general business operations. The facility matures on July 31, 2004, subject to extension by the parties for a 364-day period. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, LIBOR rate plus 125 basis points, or bankers acceptance rates plus 75 basis points. At December 31, 2003, the interest rate on outstanding bank indebtedness under the credit facility was 4.5%, and the balance was $8,300,000. The credit facility agreement contains restrictive covenants including but not limited to debt to earnings ratio, earnings to debt service ratio, current assets to current liabilities ratio, and a minimum shareholders' equity. The Company is in compliance with all covenants under this agreement as at December 31, 2003. All assets of the Company are held as collateral under a general security agreement for the bank indebtedness and bank loan [note 8].

Included in bank indebtedness at December 31, 2003, is $6,930,000 related to an interim loan obtained to finance the construction of Stantec Centre. Interest, calculated daily at Canadian prime plus 0.25% (2003 - 4.75%), is payable monthly. The loan is due on the earlier of the demand of the lender, 180 days from substantial completion of the project, or December 31, 2004. The loan is supported by a general security agreement and a second mortgage.

8. LONG-TERM DEBT

                                          2003    2002
(in thousands of dollars)                   $       $
-------------------------                 ------  ------
Non-interest bearing note payable            102      93
Other non-interest bearing notes payable  14,436  24,279
Bank loan                                 19,186  26,310
Mortgages payable                         10,609  10,991
Other                                        242     583
                                          ------  ------
                                          44,575  62,256
Less current portion                      13,416  20,526
                                          ------  ------
                                          31,159  41,730
                                          ======  ======

The non-interest bearing note payable is due November 1, 2027, in the amount of $933,000. The note's carrying value of $102,000 is determined applying a discount rate of 9.75%. If the non-interest bearing note payable were discounted at interest rates in effect at December 31, 2003, the fair value of the note would be $124,000 (2002 - $133,000).

The carrying values of the other non-interest bearing notes payable have been calculated utilizing a weighted average rate of interest of 6.32%. The notes are due at various times from 2004 to 2008. The notes' aggregate maturity value is $15,132,000 (2002 - $24,705,000). $206,000 (2002 - $5,786,000) of the notes'
carrying value is payable in US funds (US$158,000; 2002 -US$3,668,000). The carrying value approximates the fair value of these notes based on interest rates in effect at December 31, 2003.

The bank loan is due in equal quarterly payments of US$918,000 (or Canadian-dollar equivalent) plus accrued interest to October 1, 2007, and bears interest at LIBOR or bankers acceptance rates plus 125 to 165 basis points. The actual rate is dependent upon certain ratio calculations determined on a quarterly basis. The interest rate applicable at December 31, 2003, was 3.71% (2002 - 3.94%). $5,186,000 (2002 - $6,310,000) of the bank loan is denominated in US dollars (US$4,000,000; 2002 - US$4,000,000). Collateral and restrictive covenants for the bank loan are described in note 7.

                                                 Stantec Inc. 2003 Annual Report

The mortgages payable bear interest at a weighted average rate of 7.65%, are due in 2005 and 2006, and are supported by first mortgages against land and buildings. Monthly payments are approximately $95,850.

Other long-term debt bears interest at a weighted average rate of 6.78% and is due at dates ranging from 2004 to 2006. No assets are pledged in support of this debt.

Principal repayments required on long-term debt in each of the next five years and thereafter are as follows:

(in thousands of dollars)                                  $
-------------------------                    ------------------
                                                   2004  13,416
                                                   2005  10,466
                                                   2006   6,181
                                                   2007   5,246
                                                   2008     419
                                             Thereafter   8,847
                                             ----------  ------
                                                         44,575
                                             ==========  ======

In 2003 interest of $2,681,000 (2002 - $2,648,000) was incurred on the long-term debt.

At December 31, 2003, the Company has issued letters of credit totaling
$105,000.

9. COMMITMENTS

Commitments for annual basic premises rent under long-term leases and equipment and vehicle operating leases for the next five years are as follows: 2004 - $19,038,000; 2005 -$16,866,000; 2006 - $15,679,000; 2007 - $14,348,000; 2008 -
$10,173,000; and thereafter -$34,930,000.

10. CONTINGENCIES

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, against such claims. In some cases, parties are seeking damages that substantially exceed the Company's insurance coverage. Based on advice and information provided by legal counsel, and the Company's previous experience with the settlement of similar claims, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolutions will not materially exceed insurance coverages or have a material adverse effect on the consolidated financial position or annual results of operations.

Stantec Inc. 2003 Annual Report

11. SHARE CAPITAL

AUTHORIZED
Unlimited       Common shares
Unlimited       Preferred shares issuable in series

COMMON SHARES ISSUED AND OUTSTANDING

                                                 2003                      2002
                                      ----------------------    -----------------------
(in thousands of dollars)             # of shares         $     # of shares        $
-------------------------             -----------      -----    -----------   ----------
BALANCE,BEGINNING OF THE YEAR          18,282,720       83,973   16,846,340       61,555
Share options exercised                   119,264          651       29,300          148
Shares repurchased under normal
 course issuer bid                        (74,700)        (343)     (54,600)        (235)
Shares issued on acquisitions                   -            -      261,680        3,712
Shares issued under public offering,
 net of share issue costs                       -            -    1,200,000       18,793
                                      -----------  -----------  -----------  -----------
BALANCE,END OF THE YEAR                18,327,284       84,281   18,282,720       83,973
                                      ===========  ===========  ===========  ===========

On May 2, 2002, the shareholders approved the subdivision of the Company's common shares on a two-for-one basis (a "stock split"). The stock split was effective for registered common shareholders at the close of business on May 15, 2002. All references to common shares, per share amounts, and stock-based compensation plans in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

During 2003, 74,700 common shares (2002 - 54,600) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $1,392,000 (2002 - $880,000). Of this amount, $343,000 (2002 - $235,000) and
$5,000 (2002 - $3,000) reduced the share capital and contributed surplus accounts respectively, with $1,044,000 (2002 - $642,000) being charged to retained earnings.

During 2002, 1,200,000 common shares were issued for cash consideration of $19,500,000 less share issue costs of $1,164,000 less a future tax recovery of $457,000.

SHARE OPTIONS

Under the Company's share option plan, options to purchase common shares may be granted by the Board of Directors to directors, officers, and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from five to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 1,689,174 common shares. At December 31, 2003, 210,074 options are available for issue.

The Company has granted share options to directors, officers, and employees to purchase 1,479,100 shares at prices between $3.38 and $27.10 per share. These options expire on dates between March 30, 2004, and January 2, 2013.

                                                 Stantec Inc. 2003 Annual Report

                                              2003                          2002
                                   -----------------------------   -------------------------
                                                                                   Weighted
                                                      WEIGHTED                     Average
                                                      AVERAGE                      Exercise
                                     SHARES        EXERCISE PRICE   Shares           Price
                                     ------        --------------   ------         -------
                                       #                $              #               $
                                     ------        --------------   ------         -------
SHARE OPTIONS,BEGINNING OF
THE YEAR                            1,296,200            6.09       1,188,500           5.10
Granted                               307,500           21.29         137,000          14.50
Exercised                            (119,264)           5.46         (29,300)          5.04
Cancelled                              (5,336)          12.62               -              -
                                   ----------      ----------      ----------     ----------
SHARE OPTIONS,END OF THE YEAR       1,479,100            9.28       1,296,200           6.09
                                   ==========      ==========      ==========     ==========

The Company has issued options to directors, officers, and employees at December 31, 2003, as follows:

                      Options Outstanding                                     Options Exercisable
--------------------------------------------------------------------        -------------------------
                                         Weighted
                                          Average           Weighted                          Weighted
   Range of                             Remaining            Average                           Average
   Exercise                             Contractual         Exercise           Shares          Exercise
    Prices            Outstanding       Life in Years         Price          Exercisable        Price
      $                    #                                    $                #                $
    ------            -----------       -------------         -----          -----------        -----
  3.38 - 3.60            485,500                2.7              3.55            485,500          3.55
  5.20 - 7.50            555,700                1.3              6.41            555,700          6.41
14.50 - 18.85            190,400                8.8             15.44             43,467         14.50
21.00 - 27.10            247,500                7.6             22.22                  -             -
-------------          ---------          ---------           -------          ---------        ------
 3.38 - 27.10          1,479,100                3.4              9.28          1,084,667          5.46
=============          =========          =========           =======          =========        ======

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics that are significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

The estimated fair value of options granted, both at the share market price on the grant date and in excess of the share market price on the grant date, was determined using the following weighted average assumptions:

                                                                 2003                 2002
                                                     ---------------------------     -------

                                                        GRANTED        GRANTED IN     Granted
                                                      AT MARKETEXCESS   OF MARKET    at Market
                                                      ---------------  ----------    ---------
Risk-free interest rate (%)                                4.42             5.04         4.35
Expected hold period to exercise (years)                    6.1              9.1          6.0
Volatility in the price of the Company's shares (%)        28.2             28.5         17.5
Dividend yield                                              0.0              0.0          0.0
Weighted average fair value per option                     6.61             6.04         4.19

A share-based compensation expense of $600,000 has been recognized in 2003 ($45,000 - 2002).

Stantec Inc. 2003 Annual Report

12. CUMULATIVE TRANSLATION ACCOUNT

The foreign currency cumulative translation account represents the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the cumulative translation account during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.2965 (2002 - 1.5776).

13. INCOME TAXES

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

                                                     2003           2002
                                                        %              %
                                                     ----           ----
Income tax expense at statutory Canadian rates       36.8           39.3
Increase (decrease) resulting from:
 Loss (income) from associated companies accounted
  for on the equity basis                            (0.6)          (0.3)
 Rate differential on foreign income                  0.6           (0.1)
 Non-deductible expenses:
  Meals and entertainment                             1.4            1.8
  Stock compensation                                  0.6              -
 Non-taxable foreign income net of non-creditable
  withholding taxes                                  (1.6)          (2.4)
 Other                                               (0.5)           0.7
                                                     ----           ----
                                                     36.7           39.0
                                                     ====           ====

Significant components of the Company's future income tax assets and liabilities are as follows:

                                                                   2003           2002
(in thousands of dollars)                                             $              $
--------------------------------------------------------------   ------         ------
FUTURE INCOME TAX ASSETS
Differences in timing of deductibility of expenses                6,060          8,035
Loss carryforwards                                                2,051          1,932
Share issue and other financing costs                               431            639
Tax cost of property and equipment in excess of carrying value      645            498
Other                                                               224          1,112
                                                                 ------         ------
                                                                  9,411         12,216
                                                                 ======         ======

                                                                   2003           2002
(in thousands of dollars)                                             $              $
--------------------------------------------------------------   ------         ------
FUTURE INCOME TAX LIABILITIES
Cash to accrual adjustments on acquisition of US subsidiaries       508          2,108
Differences in timing of taxability of revenues                   9,955          6,590
Carrying value of property and equipment in excess of tax cost    2,970          1,832
Carrying value of intangible assets in excess of tax cost         1,996          1,895
Other                                                             1,755          2,775
                                                                 ------         ------
                                                                 17,184         15,200
                                                                 ======         ======

64                                               Stantec Inc. 2003 Annual Report

At December 31, 2003, loss carryforwards of approximately $4,052,000 are available to reduce the taxable income of certain Canadian subsidiaries. These losses expire as set out below:

(in thousands of dollars)                                                      $
--------------------------------------------------------------   ----      -----
                                                                 2006        180
                                                                 2007        325
                                                                 2008      1,778
                                                                 2009        193
                                                                 2010      1,576
                                                                 ----      -----
                                                                           4,052
                                                                 ====      =====

In addition, the Company has loss carryforwards of approximately $1,249,000 available to reduce the taxable income of certain US subsidiaries that expire at varying times over the next 20 years.

The potential income tax benefits that will result from the application of Canadian and US tax losses have been recognized in these financial statements.

14. EARNINGS PER SHARE

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

                                                                                 2003          2002
                                                                                    #             #
                                                                           ----------    ----------
BASIC SHARES OUTSTANDING                                                   18,329,960    17,987,358
Share options (dilutive effect of 1,419,100 options; 2002 - 1,296,200)        788,056       812,126
                                                                           ----------    ----------
DILUTED SHARES OUTSTANDING                                                 19,118,016    18,799,484
                                                                           ==========    ==========

Stantec Inc. 2003 Annual Report                                               65

15. CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Cash flows from operating activities determined by the indirect method are as follows:

                                                                     2003      2002
(in thousands of dollars)                                               $         $
---------------------------------------------------------------   -------    ------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year                                            25,070    20,192
Add (deduct) items not affecting cash:
 Depreciation of property and equipment                             9,912     9,502
 Amortization of intangible assets                                    925     1,079
 Future income tax                                                  4,508       (46)
 Loss on dispositions of investments and property and equipment        57        89
 Share-based compensation expense                                     600        45
 Share of income from equity investments                             (580)     (355)
Dividends from equity investments                                       -       175
                                                                  -------    ------
                                                                   40,492    30,681
                                                                  -------    ------
Change in non-cash working capital accounts:
 Accounts receivable                                               (1,252)    8,174
 Costs and estimated earnings in excess of billings               (35,239)   (4,673)
Prepaid expenses                                                      113        29
 Accounts payable and accrued liabilities                          14,050     4,576
 Billings in excess of costs and estimated earnings                 4,951    (2,147)
 Income taxes payable/recoverable                                  (6,222)     (531)
                                                                  -------    ------
                                                                  (23,599)    5,428
                                                                  -------    ------
CASH FLOWS FROM OPERATING ACTIVITIES                               16,893    36,109
                                                                  =======    ======

16. JOINT VENTURES

The Company participates in joint ventures with other parties as follows:

                                                                PERCENTAGE OWNED
                                                                ----------------
                                                                 2003      2002
                                                                    %         %
                                                                 ----      ----
yyC.T. Joint Venture                                               20        20
Lockerbie Stanley Inc.                                              -        50
Stantec - S&L Partnership                                          50        50
Colt Stantec Joint Venture                                         50        50
Edmonton International Airports Joint Venture                      33         -
Pine Creek Consultants Joint Venture                               33         -
                                                                 ----      ----

Effective December 31, 2003, the Company has an agreement in principle to sell its 50% interest in Lockerbie Stanley Inc. for proceeds equal to the net book value at December 31, 2003. Net assets of $312,000 have been reclassified as assets held for sale and included in accounts receivable as collection of the proceeds is expected within the next year. No gain or loss for accounting or tax purposes arises on the disposition of this interest, and the net loss from the operations recognized in the accounts for 2003 was $78,000.

66                                               Stantec Inc. 2003 Annual Report

A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures is as follows:

STATEMENTS OF INCOME                         2003      2002
(in thousands of dollars)                       $         $
---------------------------------------    ------    ------
Gross revenue                              11,949    11,174
Subconsultant and other direct expenses     9,611    12,529
Administrative and marketing expenses         776       277
                                           ------    ------
Net income for the year                     1,562    (1,632)
                                           ======    ======
BALANCE SHEETS
Current assets                              1,547     4,374
                                           ======    ======

Current liabilities                         1,583     5,516
                                           ======    ======

STATEMENTS OF CASH FLOWS
Cash flows used in operating activities       (86)     (425)
                                           ======    ======

17. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. During 2003, the Company had seven operating segments of which five have been aggregated into the Consulting Services reportable segment. The two other operating segments, which are below the quantitative thresholds in the recommendations of the Canadian Institute of Chartered Accountants, are disclosed in the Other reportable segment. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer of the Company.

In addition to the above-noted operating segments, corporate administration groups also rep o rt to the CEO. W h e re pra c t i c a b l e, the Company allocates these expenses to the opera t i n g segments, primarily as a percentage of net revenues. Certain corporate-level operating expenses are not allocated to operating segments. The Company does not allocate net intere s t e x p e n s e, foreign exchange gains or losses, income from associated companies, or income taxes to its operating segments.

REPORTABLE SEGMENTS

                                                       2003
                                           ------------------------------
                                           CONSULTING
                                             SERVICES    OTHER      TOTAL
(in thousands of dollars)                           $        $          $
----------------------------------------   ----------   ------   --------
Gross revenue                                 455,466    4,476    459,942
Net revenue                                   390,252    1,144    391,396
Depreciation of property and equipment          8,140    1,772      9,912
Amortization of intangible assets                 925        -        925
Operating income                               42,789     (489)    42,300
Segment assets                                291,432   35,143    326,575
Expenditures for property and equipment,
 goodwill, and intangible assets               33,337    1,465     34,802

Stantec Inc. 2003 Annual Report                                               67

                                                         2002
                                           -----------------------------
                                           Consulting
                                             Services    Other     Total
(in thousands of dollars)                           $        $         $
----------------------------------------   ----------   ------   -------
Gross revenue                                 423,884    4,572   428,456
Net revenue                                   363,449    1,699   365,148
Depreciation of property and equipment          8,283    1,219     9,502
Amortization of intangible assets               1,079        -     1,079
Operating income                               30,671    4,772    35,443
Segment assets                                245,192   53,809   299,001
Expenditures for property and equipment,
 goodwill, and intangible assets               48,625    1,669    50,294

GEOGRAPHIC INFORMATION

                                      2003                        2002
                             -----------------------    ------------------------
                                        PROPERTY AND                Property and
                                          EQUIPMENT,                  Equipment,
                                        GOODWILL,AND               Goodwill, and
                                GROSS     INTANGIBLE       Gross      Intangible
                             REVENUES         ASSETS    Revenues          Assets
(in thousands of dollars)           $              $           $               $
-------------------------    --------   ------------    --------   -------------
Canada                        290,413        104,088     238,774          76,882
United States                 161,655         37,815     180,296          51,509
International                   7,874            575       9,386             596
                             --------   ------------    --------   -------------
                              459,942        142,478     428,456         128,987
                             ========   ============    ========   =============

Gross revenue is attributed to countries based on the location of work performed.

CUSTOMERS

The Company has a large number of clients in various industries and sectors of the economy. Gross and net revenue are not concentrated in any particular client.

18. SUBSEQUENT EVENTS

Subsequent to the year-end, the Company entered into an agreement, subject to the approval of the vendor's shareholders and regulatory approval, to acquire the shares and businesses of The Sear-Brown Group, Inc.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

68                                               Stantec Inc. 2003 Annual Report